
Build
Occupy
Use
Demolish
Burn
Dump
What's WRONG
with this ???

Larry LaMotte · 2nd

Buyers of reclaimed building materials, sellers of architectural salvage, architects, designers: we are your marketplace. For investors, a good bourbon's name sums us up: Angel's Envy.

Talks about #reuse, #leadership, #startupstories, #sustainability, and #buildingmaterials

Wenatchee, Washington, United States · Contact info

www.recapturit.com

3,139 followers · 500+ connections

6 mutual connections: Mark Rodli, Glen Patterson, and 4 others

+ Follow | Message | More

ReCapturit®

University of Oregon

Highlights

How to Sneak Sustainability into Your Project
Larry spoke at this event

Featured

Link


INTERVIEW WITH ENTRPRENEUR
LARRY LAMOTTE:
Why I Hired A Fractional Exec
with Nancy Fox, Fractional Connections

Interview With An Entrepreneur: Why I Hired A...
YouTube
Nancy Fox - The Fractional Fox - of Fractional Connections interviews Larry LaMotte, Founder/CEO of ReCapturit, the online marketplace for reclaimed building materials...

Link


with Larry LaMotte of Recapturit
SALVAGING & RECLAIMING
IN SEATTLE, THIS TEAM IS FINDING A SOLUTION TO A BIG WASTE PROBLEM

Private video on Vimeo
vimeo.com
Q+A - ReCapturit | Larry LaMotte CEO + Founder

SALVAGING & RECLAIMING - In Seattle, this team is finding a solution to a big waste problem.

Link



Interview with Larry LaMotte of ReCapturit - How to...
Google Docs
Interview by Sophia Olivas, Founder / CEO of EverSmartCity of Larry LaMotte, Founder/CEO of ReCapturit, the online marketplace for recaptured building materials and...

Activity

3,139 followers

+ Follow

Larry LaMotte reposted this • 2w



87 · 9 comments

Larry LaMotte reposted this • 2w

Having done this tedious nail-pulling work myself - manually! - it is so exciting to see this machine making it happen so fast and so well! ...show more



Nitpicky Nail Picker

42 · 12 comments

Larry LaMotte reposted this • 2w

Want a little visual history of a history-making machine?
...show more



The History of Urban Machine
urbanmachine.build • 1 min read

9 · 1 comment

Larry LaMotte posted this • 3w

On Dr. Martin Luther King Day (This quotation from Dr. King is in my purpose statement):

"“The tough mind is sharp and penetrating, breaking through the crust of legends and myths and sif ...show more

18 · 2 comments

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About

Larry LaMotte is not the guy who knew what he wanted to be since age 7. No, he is trained as an Architect with the heart of an entrepreneur. He built his own home and much more. He has worked since age 8: paper routes, farm work, bike taxi, singing telegrams, bouncer, waiter, carpenter, designer, consultant, mentor, facilities manager, career counselor, six-time business owner, with a couple of self-reinventions. Avid daily learner and fierce implementer of what he learns. He plans to live to 120+. ReCapturit® is the current culmination of his work.

Interest include:
Startups
Sustainability
Circular Economy
Architectural Salvage
Business
Architecture
Construction
Deconstruction
Networks and networking
Empathetic Leadership
Leadership
Longevity

Experience

Founder CEO
ReCapturit® · Full-time
Mar 2017 - Present · 6 yrs
United States

ReCapturit® is about to amplify then multiply the flow of recaptured building materials into new construction. ...see more

Recapturit | ReCapturit.com
Recapturit

Member
Startups.com Founder Groups
Aug 2021 - Present · 1 yr 7 mos

"We group highly vetted Founders to share challenges, help each other, and provide a sounding board for all the crazy stuff we deal with!" ...see more

Advisor
Build Reuse
Sep 2018 - Present · 4 yrs 6 mos
United States

Building and business professional offering advice, ideas, experience and insights to the leadership and membership of the Building Materials Reuse Association.

Owner
LaMotte Consulting, LLC
Nov 2000 - Jul 2019 · 18 yrs 9 mos

LCLLC started with consultation in building design and Facilities Management. Principal clients included restaurant companies, churches and residential owners. From there, I built a company within ...see more

Owner
CleanCheck®
Aug 2001 - Nov 2018 · 17 yrs 4 mos
Greater Seattle Area

Sold in December, 2018.

...see more

Show all 21 experiences →

Education

University of Oregon
B. Arch., Architecture
1981 - 1987

Iowa State University - Ivy College of Business
Industrial Administration
1977 - 1978

Ames High School
1974 - 1977
Activities and societies: * Foreign Exchange student in Spain, Junior year
* English-Spanish tutor, Senior year ...see more

Volunteering

Job Hunt and Career Planning Coach
Joint Base Lewis-McCord
Apr 2018 - Sep 2018 · 6 mos
Veteran Support

From 2007 to today, my Pay-It-Forward channel has been helping people with practical helpful advice to assist their self-discovery and find meaningful work more quickly. At Joint Base Lewis-McCor ...see more

Licenses & certifications

Presentation Tips for Pitching to Investors
LinkedIn
Issued Feb 2022
Show credential

Hero's Journey Modern Leadership Course
DARREN HARDY, LLC
Issued Dec 2021
Show credential

Core Value Index™ Certified Coach/Trainer

Taylor Protocols, Inc.
Issued Apr 2013

Skills

Entrepreneurship

Endorsed by David Nilssen and 11 others who are highly skilled at this

Endorsed by 6 colleagues at Restaurants Unlimited Inc. (RUI)

99+ endorsements

Leadership

Endorsed by Michael Hartzell CLM and 1 other who is highly skilled at this

Endorsed by 4 colleagues at Restaurants Unlimited Inc. (RUI)

87 endorsements

Start-ups

Endorsed by Barry Hurd and 1 other who is highly skilled at this

Endorsed by 4 colleagues at Restaurants Unlimited Inc. (RUI)

74 endorsements

Show all 50 skills →

Recommendations

Received Given

Benjamin Dufay, PMP, PMI-ACP · 3rd
Senior Program Manager at Syracuse University - D'Aniello Institute for Veterans & Military Families (IVMF)
September 30, 2021, Benjamin worked with Larry but they were at different companies

Larry's level of enthusiasm and passion to help and mentor those around him is top notch! Larry volunteered his time on numerous occasions to travel to local military bases and connect with service members transitioning out of the military. His ability to help extract the why and what people want out of a career was phenomenal! Always a pleasure working with Larry and he is an inspiration to all.

Sepideh Moussavi · 2nd
Building Global Partnerships For Good | International Relations | Culture, People, Purpose & Impact | Professional Development | Team Building | Inclusive Leadership | Human Capital | Sustainability
September 26, 2021, Sepideh worked with Larry but on different teams

Larry LaMotte and I connected on LinkedIn a few years ago when I was at the depth of my confusion about life and my calling in life. I have just moved to the UAE back then from Europe and was facing many challenges. I was in a difficult place, not only physically but also emotionally. Larry was and still is in the U.S. We never worked together. However, when we began our chat conversations, gradually I ...see more

Sven Erichsen · 3rd
Sr. Program Manager, Office of The CISO at SAP Concur
September 24, 2021, Larry was senior to Sven but didn't manage Sven directly

I'm one of the many people that Larry helped get started on the path to a successful career change. I was New to Seattle and fresh out of an Army career, and it was Larry's coaching ability, positive outlook, and natural talents as a networker that showed me opportunities I would have missed on my own. I was impressed by Larry's immediate impact on people as a contributor during a Soldier-to-civilian ...see more

Show all 14 received →

Courses

Adobe Suite Certification

Associated with Bizmozis, Inc.

CSS

Associated with Bizmozis, Inc.

HTML

Associated with Bizmozis, Inc.

Show all 5 courses →

Honors & awards

Alumnus of the Year

Issued by University of Oregon Alumni Association - Puget Sound Chapter · Mar 2013

Associated with Duck Biz Group

Languages

English

Native or bilingual proficiency

Spanish

Professional working proficiency

Organizations

The Executive Network of Seattle

Board Member - Past President · Aug 2006 - Present

Board Member · Past President · Aug [illegible] - Present

Interests

Top Voices | Companies | Groups | Schools



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